Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SmartStop Self Storage REIT, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Extra Space Storage Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,761,726
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,761,726

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,761,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.5%
12	Type of Reporting Person CO

CUSIP No. N/A	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons ESS Holdings Business Trust I
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,761,726
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,761,726

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,761,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.5%
12	Type of Reporting Person OO

CUSIP No. N/A	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Extra Space Storage LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,761,726
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,761,726

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,761,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.5%
12	Type of Reporting Person PN

CUSIP No. N/A	Schedule 13G	Page 4 of 8

ITEM 1. (a)	Name of Issuer:

SmartStop Self Storage REIT, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10 Terrace Road, Ladera Ranch, CA 92694.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Extra Space Storage Inc.

ESS Holdings Business Trust I

Extra Space Storage LP

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 2795 East Cottonwood Parkway, Suite 300, Salt Lake City, UT 84121.

(c)	Citizenship of each Reporting Person is:

Extra Space Storage Inc. was established under the laws of the State of Maryland. ESS Holdings Business Trust I was established under the laws of the Commonwealth of Massachusetts. Extra Space Storage LP was established under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

N/A

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. N/A	Schedule 13G	Page 5 of 8

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 88,533,905 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023. The information below assumes the conversion of the Series A Convertible Preferred Stock, $0.001 par value (“Series A Convertible Preferred Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Extra Space Storage Inc.	18,761,726	17.5%	0	18,761,726	0	18,761,726
ESS Holdings Business Trust I	18,761,726	17.5%	0	18,761,726	0	18,761,726
Extra Space Storage LP	18,761,726	17.5%	0	18,761,726	0	18,761,726

Extra Space Storage LP is the beneficial owner of 18,761,726 shares of Class A Common Stock underlying 200,000 shares of Series A Convertible Preferred Stock. Extra Space Storage Inc. has the power to appoint the trustees of ESS Holdings Business Trust I, which is the general partner of Extra Space Storage LP. As a result of these relationships, each of the Reporting Persons may be deemed to beneficially own the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. N/A	Schedule 13G	Page 6 of 8

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. N/A	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

EXTRA SPACE STORAGE INC.

By:	/s/ Gwyn McNeal
Name:	Gwyn McNeal
Title:	Executive Vice President and Chief Legal Officer

ESS HOLDINGS BUSINESS TRUST I

By:	/s/ Gwyn McNeal
Name:	Gwyn McNeal
Title:	Trutee

EXTRA SPACE STORAGE LP
By: ESS Holdings Business Trust I, its General Partner

By:	/s/ Gwyn McNeal
Name:	Gwyn McNeal
Title:	Trustee

CUSIP No. N/A	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.